Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway Announces Dates for Annual General Meeting and first quarter results

     TORONTO, April 7 /CNW/ - Kingsway Financial Services Inc. (TSE: KFS,
NYSE: KFS) announced today that it will hold its Annual General Meeting on
April 23rd at 11:00 a.m. (Eastern Time) at the Design Exchange, 234 Bay
Street, Toronto. Kingsway will release its first quarter 2009 results and hold its first quarter conference call on May 8, 2009.

     Annual Meeting

     An audio feed from the Annual General Meeting will be webcast live and can be accessed through our website at www.kingsway-financial.com or directly at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2615800. A replay will also be available using the above links following the meeting.
Presentation slides will be posted on the website.

     First Quarter Results and Conference Call

     On May 8, 2009, Kingsway will release its first quarter financial results around 6:30 a.m. (Eastern Time) and will hold its quarterly conference call at
8:30 a.m. To access the call, please dial 1-800-731-5319 about five minutes before the start of the call. An audio web cast will also be broadcast live and can be accessed through our website at www.kingsway-financial.com or directly at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2616020.

     Annual Report

     Kingsway's Annual Report and Management Information Circular are
available on the Company's website. Annual reports have been mailed to shareholders who requested them. Other investors may obtain hard copies of these documents by contacting ir(at)kingsway-financial.com or Investor Relations,
7120 Hurontario Street, Suite 800, Mississsauga, Ontario, Canada, L5W 0A9.

     About the Company

     Kingsway Financial Services Inc. ("Kingsway") is a leading non-standard automobile insurer and commercial automobile insurer in North America.
Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating into three operating units to reduce overhead and strengthen its competitive position. The Company also operates reinsurance subsidiaries in
Barbados and Bermuda. The common shares of Kingsway Financial Services Inc.
are listed on the Toronto Stock Exchange and the New York Stock Exchange,
under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS KFS)

CO:  Kingsway Financial Services Inc.

CNW 15:21e 07-APR-09